Exhibit 99.1

ASX Announcement

5 May 2022

Immuron appoints Mr. Steven Lydeamore as Chief Executive Officer

Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian biopharmaceutical company focused on developing and commercializing oral immunotherapeutics for the prevention and treatment of gut mediated pathogens, is pleased to announce the appointment of Steven Lydeamore as Chief Executive Officer (CEO) of the Company effective 27 June 2022.

Mr. Lydeamore has 30 years international pharmaceutical experience, working in Australia, Canada and USA. Mr. Lydeamore brings valuable international experience having spent eleven years working at Canadian global pharmaceutical company Apotex Inc., and four years for Mayne Pharma (USA) Limited. This includes valuable experience in mergers and acquisitions, finance, business development, sales and marketing, manufacturing, and research and development. Mr. Lydeamore was most recently Chief Executive Officer (CEO) of Anatara Lifesciences Limited (ASX:ANR), during which time the company successfully transitioned from a preclinical to a clinical company following development of a gastrointestinal tract delivery technology from which two products have commenced human clinical trials.

Commenting on his appointment, Steven Lydeamore said, “I am excited to be joining Immuron and look forward to working closely with the team to grow the Company’s opportunities. There are opportunities to grow sales of Immuron’s two commercialized products, Travelan® and Protectyn® and opportunities to further develop Immuron’s intellectual property portfolio. Immuron has a patented and validated technology platform from which two products, IMM-124E and IMM-529 entered trials in SARS-CoV-2 and Clostridiodes difficile, respectively. There are opportunities for expanded use of Travelan® which is presently in clinical trials for traveler’s diarrhea and research into additional infectious diseases through various divisions of the U.S. Department of Defense.”

Dr. Roger Aston, Non-Executive Chairman, said, “we are delighted with the appointment of Steven as CEO as he brings an extensive background that includes the development and commercialization of technology, business development, strategic planning, mergers and acquisitions and more.”

Upon Mr. Lydeamore’s appointment Dr. Jerry Kanellos, who has been interim CEO for the last two years will resume the role of Chief Operating Officer. The Board would like to thank Jerry for his efforts during a very difficult trading period. Pending Steven Lydeamore commencing his duties, Non-Executive Director Paul Brennan will take on a consultancy role within the Company with a particular focus on the anticipated upcoming Travelan® trials in the USA and the Company’s interactions with the FDA.

Level 3, 62 Lygon Street, Carlton South, Victoria AUSTRALIA 3053	www.immuron.com ABN: 80 063 114 045	Phone: + 61 (0)3 9824 5254

For the purpose of ASX Listing Rule 3.16.4, a summary of the material terms of Mr. Lydeamore’s employment agreement is set out in Appendix 1.

This release has been authorized by the directors of Immuron Limited.

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COMPANY CONTACT:

Dr Jerry Kanellos, Ph.D.

Chief Executive Officer

Ph: +61 (0)3 9824 5254

info@immuron.com

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of infectious diseases.

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. Travelan® is a highly purified tabletized preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarrhea-causing bacteria and prevent colonization and the pathology associated with travelers’ diarrhea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Travelers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

About Travelers’ diarrhea

Travelers’ diarrhea is a gastrointestinal infection with symptoms that include loose, watery (and occasionally bloody) stools, abdominal cramping, bloating and fever. Enteropathogenic bacteria are responsible for most cases, with enterotoxigenic Escherichia coli (ETEC) playing a dominant causative role. Campylobacter spp. are also responsible for a significant proportion of cases. The more serious infections with Salmonella spp. the bacillary dysentery organisms belonging to Shigella spp. and Vibrio spp. (the causative agent of cholera) are often confused with travelers’ diarrhea as they may be contracted while travelling and initial symptoms are often indistinguishable.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

Appendix 1: Summary of material terms of executive employment contract

Commencement Date	27 June 2022

Term	Appointment on an ongoing basis subject to customary probationary period and termination by either party (see termination and notice below).

Total Fixed Remuneration	$415,000 per annum base salary reviewed annually, plus statutory superannuation.

Incentive Remuneration	Subject to shareholder approval:

●	1.43 million unlisted options with a nil purchase price, exercise price of 145% of the 5-day volume weighted average price (VWAP) on Commencement Date, with an expiry date of 4 years after grant date.

The terms of this scheme are set out in the Omnibus Incentive Plan.

Termination and Notice	The Company or the CEO may terminate the agreement in the first 6 month with 3 months’ notice. The Company or the CEO may terminate the agreement by providing 6 months’ notice thereafter. The Company may elect, at its discretion, to make payment in lieu of notice.

Restraints	Mr. Lydeamore’s employment agreement contains standard terms and conditions for an agreement of this nature, including confidentiality, restraint on competition and retention of intellectual property provisions.

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